UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39364

BlueCity Holdings Limited

Block 2 Tower B Room 028, No. 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District

Beijing 100022

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUECITY HOLDINGS LIMITED

By	:	/s/ Baoli Ma
Name	:	Baoli Ma
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 19, 2022

Exhibit Index

Exhibit 99.1—Press Release